

2019 ANNUAL REPORT
Submitted pursuant to Rule 202 of Regulation Crowdfunding (§ 227.202)

Verdant Power, Inc.
New York, NY

Table of Contents

EXHIBIT A: FINANCIAL STATEMENTS (2019-18)

COMPANY BACKGROUND

1. NAME AND LEGAL STATUS OF THE COMPANY

Formed in 2000 as Verdant Power, LLC, the Company was converted to a Delaware incorporated company, Verdant Power, Inc., in 2006. Verdant Power, Inc. is headquartered in New York, NY. Its address of record is P.O. Box 282, Roosevelt Island, New York, NY, 10044. Its corporate website is www.verdantpower.com.

2. DIRECTORS, OFFICERS, AND PROMOTERS OF THE COMPANY

The following individuals represent the Company as a Director and/or Officer.

Joseph Klein

Mr. Klein is a senior financial services professional with experience designing, presenting, and executing corporate transactions.

2010 to Present: Director and Non-Executive Chairman of the Board of Verdant Power, Inc.

Education: The Fuqua School of Business at Duke University, Durham, NC – M.B.A., concentration in finance; Yale University, New Haven, CT - B.S., Electrical Engineering

David Sharpless

Mr. Sharpless has over 40 years of experience as a business lawyer in international finance, corporate governance and mergers and acquisitions, and as a senior business leader.

2012 to Present: Director of Verdant Power, Inc.

Education: The Chartered Director Program, DeGroote School of Business, McMaster University, Hamilton, Ontario - Chartered Director; Osgoode Hall Law School, Toronto, Ontario - LLB

John Banigan

Mr. Banigan has had an international financial services, management and finance career encompassing extensive experience in Latin America, Asia, and the United States. He has diverse business unit and regional management capabilities plus strategic planning, project analysis, and negotiation experience.

2014 to Present: Chief Executive Officer (CEO), Chief Financial Officer (CFO), and Director of Verdant Power, Inc.

Education: Edmund A. Walsh School of Foreign Service, Georgetown University, Washington, DC - B.S., International Economics

Ronald Smith

Mr. Smith has over 30 years of experience and accomplishments as an entrepreneur, a management consultant. and as a manager in industry.

2006 to Present: Co-founder, Chief Operating Officer (COO), and Director of Verdant Power, Inc.

Education: Harvard Business School, Cambridge, MA - M.B.A.; Viterbi School of Engineering, University of Southern California, Los Angeles, CA - M.S., Systems Management; Mount St. Mary's University, Emmitsburg, MD - B.A., Mathematics and Economics

William "Trey" Taylor

Mr. Taylor has over 30 years of marketing, including public and government relations, and business development experience with multinational companies and major U.S. industries, including the investor-owned electric utility and the life and health insurance industries. He founded and successfully managed numerous start-up entities, as well as coalitions, and has produced public affairs television shows to address economic, environmental, and geopolitical issues and policies.

2006 to Present: Co-founder, Chief Commercial Officer (CCO)

Education: University of Minnesota, Minneapolis, MN - M.Ed.; Portland State University, Portland, OR - B.S., Political Science and History

Dean Corren

Mr. Corren was a scientist with the Applied Science Department of New York University, where he designed and tested the concept of a fixed-pitch, constant speed Marine Renewable Energy (MRE) rotor. Mr. Corren has published nine scientific articles and holds two U.S. patents related to his rotor design for the Gen5 Free Flow System.

2006 to Present: Chief Technology Officer (CTO) of Verdant Power, Inc.

Education: New York University, New York, NY - M.S., Applied Science (Energy); Middlebury College, Middlebury, Vermont - B.A., Philosophy, Magna Cum Laude, P.B.K., (minor concentration, physics)

3. OWNERSHIP

Listed below are the beneficial owners of 20% or more of the Company's outstanding voting equity securities as at December 31, 2019.

Elm VP LLC

Securities:	2,948,994 shares
Class:	Common Stock
Voting Power:	37.67%

Description of the Ownership and Capital Structure of the Issuer

Securities or classes of securities of the issuer outstanding at December 31, 2019 are represented by the following:

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights
Common Stock	17,500,000	7,828,444	Yes
Preferred Stock	5,000,000	0	Yes

Options, Warrants, and Other Rights

Type	Description	Reserved Common Stock
Warrants	Exercisable into shares of common stock at prices that range from $1.50 to $5.00 per share. The warrants each have a seven-year life and were issued between October 21, 2013 and December 31, 2019.	2,480,085
Options	Exercisable into shares of common stock at prices that range from $2.50 to $6.25 per share, with an expiration date of April 21, 2026.	260,000
Convertible Notes	Exercisable into shares of common stock at prices of $2.00 per share to $17.20 per share. The convertible notes were to mature between December 31, 2018 and December 31, 2021.	87,688

4. EMPLOYEES

The Company supports 8 full-time employees as of December 31, 2019.

5. BUSINESS PLAN

The following is a description of the business of the issuer and the anticipated business plan of the issuer.

Verdant Power is a technology provider and project developer of integrated renewable energy systems, using marine renewable energy (MRE) services and technologies, including its proprietary kinetic hydropower system or "Free Flow System" (FFS). This system coverts the energy from ocean, tidal, river, and canal currents to mechanical and electrical power. The resulting power is used to create clean energy for utility and village-scale global projects, as well as for remote communities, as well as to provide incremental hydropower for existing hydroelectric facilities.

Established in 2000 as Verdant Power, LLC, the Company was converted in 2006 to Verdant Power, Inc. Since formation Verdant Power has tested several concepts leading to the development of its Free Flow System – a leading proprietary technology for generating clean power from water currents. The Company, headquartered in New York City, established a subsidiary in the United Kingdom in November 2009 to spearhead development in that market. It also has established a regional subsidiary in Canada. Verdant has collaborative relationships with various universities, governmental authorities, research labs and companies, including the U.S. Department of Energy, New York State Energy Research & Development Authority (NYSERDA), National Renewable Energy Laboratory, Cornell University, and Natural Resources Canada (NRCan).

The Company's near-term plan provides for the finalization of its fifth generation (Gen5) technology in 2020 with grants from the DOE and NYSERDA. Verdant has designed and is developing its TriFrame™ system for deployment in Q3 2020 including three Gen5 turbines (aggregating 105 kW of capacity) off Roosevelt Island in New York City's East River (at the existing RITE Project site). Following a period of three to six months of testing, this next generation of the Company's technology will be ready for scaling and ultimate commercialization and launch into the global markets. Working capital support for the period through commercialization has been in part provided by the funding raised by the crowdfunding issuance as well as other sources, such as a Series B raise, public sector grants, and matching private equity funds.

A core component of the Company's business plan is the development of utility-scale tidal MRE projects, ranging from 5 MW (megawatts direct current) to more than 400 MW that Verdant Power has identified in several countries, including the U.S., U.K., Ireland, and Canada. The plan also calls for the development of village-scale river MRE projects, ranging from 100 kW to 5 MW in countries such as Canada, China, and Brazil. The Company's business plan also includes adding capacity to existing hydroelectric power plants by siting its Gen5 turbine systems downstream to capture otherwise wasted energy caused by increased river flows due to climate change. Verdant Power currently is conducting preliminary resource assessments and feasibility analysis in several of the above-listed countries. Verdant Power plans to continue to expand its business development pipeline with a target of an installed total capacity of 1,000 MW by 2028 and 3,000 MW by 2031.

6. RISK FACTORS

The following is a discussion of the material factors that make an investment in the issuer speculative or risky.

> *1. Development-Stage Risk and Industry Risk.* As a pre-commercial technology in a globally emerging renewable energy industry, Verdant Power (or the "Company") faces financial, market, and project risks. These risks include: (A) as a development stage company, Verdant Power has a

history of operating losses in the past and anticipates future losses through at least 2023; (B) Verdant Power has a history of limited liquidity, often relying on grants from governmental agencies and non-governmental organizations to support its projects, and will have uncertain capital resources without the successful receipt of additional equity; (C) Verdant Power must continue to reduce its costs to manufacture and deploy its technology in order to be able to compete effectively in its markets; and (D) economic, political, and other risks associated with international sales and operations could adversely affect Verdant Power's business.

2. Offered Shares Not Registered with SEC or Listed on Exchange. The investor's ability to sell the shares may be limited by the absence of a trading market. The Company's shares are not registered with the U.S. Securities and Exchange Commission (SEC) nor does Verdant Power have any current plans to register the shares with the SEC or apply for the listing of any shares issued by the Company on any securities exchange. The ability to sell shares may be sharply limited prior to some currently unforeseen liquidity event. Therefore, the investor should plan on holding any shares obtained in the Company as a long-term investment.

3. Company Limited Liquidity. The Company's ability to make payments of principal and interest, or to refinance its indebtedness, depends on its future performance, which is subject to economic, financial, competitive and other factors. The Company's business is not currently generating positive cash flow and may not generate cash flow in the future sufficient to service its debt because of factors beyond its control, including but not limited to the Company's ability to market its products and expand its operations. If the Company is unable to generate sufficient cash flows, it may be required to adopt one or more alternatives, such as restructuring debt or obtaining additional equity capital on terms that may be onerous or dilutive. The Company's ability to refinance its indebtedness will depend on the capital markets and its financial condition at such time. The Company may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on its debt obligations. Additionally, the Company's limited liquidity may make it difficult to successfully defend the Company against litigation or prosecute insurance claims.

4. Valuation Uncertainty. Any valuation of the Company at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-based stock prices, the valuation of private companies, especially early-stage companies, is difficult to assess and the investor may risk overpaying for his/her investment.

5. Subsequent Issuance of Securities. There may be additional classes of equity with rights that are superior to the class of equity sold through the offering. Verdant Power is seeking Series B equity funding in the amount of $25 million and anticipates seeking Series C equity funding in a lesser amount in early 2022. If successful, the Company anticipates that such financing will serve to take the Company's MRE technology to full product range commercialization in the global markets. These particular financing rounds may or may not occur, but the Company reserves the right at any time, and from time to time, to issue equity interests that may be senior in rights, preferences and privileges to those held by its common stockholders. Depending on the terms of any such senior equity issuance, the consummation thereof may constitute an immediate and substantial dilution to the investor's equity interests in the Company.

6. Managing Costs and Cash Flows. Company management may not be able to control costs in an effective or timely manner. The Company's management anticipates it can use reasonable efforts to assess, predict and control costs and expenses. However, implementing its business plan may require more employees, capital equipment, supplies or other expenditure items than management has predicted. Likewise, the cost of compensating employees and consultants or other operating costs may be higher than management's estimates, which could lead to sustained losses. Additionally, many of the Company's current grant contracts are structured in multiple stages and/or span several years. The funding agencies reserve the right to terminate the remaining stages and/or years' scope and payments, generally without having to state a cause. It is therefore possible that future revenue could be reduced due not only to unsatisfactory Company performance, but fiscal and other issues out of control of the Company. In addition, several of the contractual awards received by the Company contain review clauses (generally at each project anniversary) which may result in temporary cessation of activities and resulting gaps in revenue due to lack of timeliness by the funders' program managers in completing their review activities.

*7. **Early-Stage Company***.   Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of an early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, the investor should carefully consider the specific risks and disclosures related to both this offering type and the Company.

*8. **Intellectual Property Risk***.   Inability to protect the Company's proprietary technology would disrupt its business. The Company relies, in part, on trademark, copyright, and trade secret law to protect its intellectual property in the United States and abroad. The Company seeks to protect its technology, documentation, and other written materials, however this may afford only limited protection. The Company has additional United States patent applications in preparation. The Company cannot predict whether such pending patent applications will result in issued patents, and if they do, whether such patents will effectively protect Company intellectual property. The intellectual property rights the Company obtains may not be sufficient to provide it with a competitive advantage, and could be challenged, invalidated, infringed or misappropriated. The Company may not be able to protect its proprietary rights in the United States or internationally (where effective intellectual property protection may be unavailable or limited), and competitors may independently develop technologies that are similar or superior to the Company's technology, duplicate its technology or design around any patent of the Company. The Company attempts to further protect its proprietary technology and content by requiring employees and consultants to enter into confidentiality and assignment of inventions agreements and third parties to enter into nondisclosure agreements. These agreements may not effectively prevent unauthorized use or disclosure of confidential information, intellectual property or technology and may not provide an adequate remedy in the event of unauthorized use or disclosure of confidential information, intellectual property or technology. Litigation may be necessary in the future to enforce the Company's intellectual property rights, to determine the validity and scope of its proprietary rights or the rights of others, or to defend against claims of infringement or invalidity. Such litigation could result in substantial costs and diversion of management time and resources and could have a material adverse effect on the Company's business, financial condition, and operating results. Any settlement or adverse determination in such litigation would also subject the Company to significant liability.

*9. **Uncertain Forecasts and Limited Operating History***.   Any forecasts the Company makes about its operations may prove to be inaccurate. The Company must, among other things, determine appropriate risks, rewards, and level of investment in its technology and related products, respond to economic and market variables outside of its control, respond to competitive developments and continue to attract, retain, and motivate qualified employees. There can be no assurance that the Company will be successful in meeting these challenges and addressing such risks and the failure to do so could have a materially adverse effect on its business, results of operations, and financial condition. The Company's prospects must be considered in light of the risks, expenses, and difficulties frequently encountered by companies in the early stage of development. As a result of these risks, challenges, and uncertainties, the value of the investor's investment could be significantly reduced or completely lost. As the Company is still at a pre-commercial early stage, ongoing business operations are somewhat limited and projections based on past and current experience are highly uncertain.

10. Deferral or Cessation of Revenue. Many of the Company's current revenue grant contracts are structured in multiple stages and/or span several years. The funding agencies reserve the right to terminate the remaining stages and/or years' scope and payments, generally without having to state a cause. It is therefore possible that future revenue could be reduced due not only to unsatisfactory Company performance, but fiscal and other issues out of control of the Company. In addition, several of the contractual awards received by the Company contain review clauses (generally at each project anniversary) which may result in temporary cessation of activities and resulting gaps in revenue due to lack of timeliness by the funders' program managers in completing their review activities. In some instances, certain costs incurred by the Company may not be reimbursed due to these funding gaps.

11. Competition. There can be no assurance that another company or entity will not enter the marketplace and compete successfully for the business and allegiance of the Company's target market, or through its competition force a reduction in overall price level for its products and reduce its overall profitability. There are numerous companies seeking to develop technology similar to that of the Company, however only a few of these companies are direct competitors. If these competitors commercialize and/or obtain further capital support to deploy their technology commercially before the Company does, this may impede future growth. Likewise there can be no assurance that commodity prices and/or supplies of competing fuel sources might dramatically fluctuate with a resulting reduction in the overall price level for the Company's products and again reduce its profitability. Accordingly, additional competition could have a material adverse effect on the Company's business, operating results, and financial condition.

12. Government Regulation - General. While certain government regulatory trends appear to be favorable to the Company's business (*e.g.*, growing prevalence of mandatory renewable portfolio standards and the extension of the Production Tax and Investment Tax credits to its systems), there can be no assurance that those trends will continue and stagnation of those trends could adversely affect the Company's business, operating results, and financial condition. For example, recent tax reform may result in reduced financing opportunities and changes in local, state and federal administrations in regions where the Company intends to develop projects could impact incentives and grants available to its projects. In addition, while the Company believes that the technology and products it plans to develop and commercialize could be purchased and used both by its target customers and end-user customers consistent with the current regulatory environment, there can be no assurance that regulatory standards will not be modified thereby adversely affecting its business, operating results and future financial condition.

13. Governmental Licenses, Permits and Other Approvals. The design, construction and operation of hydropower projects are highly regulated, require various governmental approvals and permits, including environmental approvals and permits, and may be subject to the imposition of related conditions that vary by jurisdiction. In some cases, these approvals and permits require periodic renewal. The Company cannot predict whether all permits required for a given project will be granted or whether the conditions associated with the permits will be achievable. The denial of a permit essential to a project or the imposition of impractical conditions, delays or challenges to receiving the permit would impair the Company's ability to develop the project

14. Project Debt Markets. Large hydropower projects are dependent on project debt markets. Regional or worldwide unavailability of debt to finance projects, and increases in the cost of debt, could impact the viability of projects in the Company's pipeline.

The foregoing list of risk factors does not purport to be a complete explanation of the risks involved in investing in the Company.

SECURITIES

7. SHAREHOLDER RIGHTS

The following describes how the exercise of rights held by the principal shareholders of the Company could affect the purchasers of the securities being offered.

There are no exercise rights held by the principal shareholders that materially affect the investors that participated in the Netcapital offering.

As the holder of a majority of the voting rights in the Company, the Company's majority shareholders may make decisions with which an investor under the Netcapital offering disagrees, or that negatively affect the value of his/her investment in the Company, and that investor will have no recourse to change those decisions. The interests of an investor under the Netcapital offering may conflict with the interests of other investors, and there is no guarantee that the Company will develop in a way that is advantageous to that investor. For example, the majority shareholders may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the Company in ways that may be unfavorable to an investor under the Netcapital offering. Based on the risks described above, such investor may lose all or part of his/her investment in the securities purchases and may never see a positive return.

The founders may elect to raise additional outside capital, authorize more shares of the Company, create a debt offering, or close the business if circumstances arise that would necessitate such a step.

8. VALUATION

The following describes how the securities are being valued, and examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The valuation methodology utilized a future earnings/cash flow discount model over a seven-year period.

9. RISKS TO MINORITY SHAREHOLDERS

The following describes the risks to purchasers of the securities relating to minority ownership in the Company and the risks associated with corporate actions including additional issuance of securities, Company repurchase of securities, a sale of the Company or of assets of the issuer or transactions with related parties.

Those investors who purchased membership units through Netcapital have a minority ownership in Verdant Power and are subject to the same risks as any investor with a minority stake in the Company. Principally, minority investors will not have sufficient voting rights required to influence Company direction at their discretion.

Corporate actions such as issuance of additional securities or repurchase of securities could influence the share price of securities held by Netcapital investors to decrease or increase respectively. Fluctuations in Company valuation could similarly occur and positively or adversely impact Netcapital investors. Similarly, a sale of the issuer or assets of the issuer would signal a distribution of funds in relation to the securities held by the individual and the liquidation preferences of said securities.

10. TRANSFER RESTRICTIONS

The following describes the restrictions on transfer of securities, as set forth in §227.501.

The securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) and this part through Netcapital may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred: to the issuer of the securities; to an accredited investor; as part of an offering registered with the Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances. For purposes of this paragraph, the term "accredited investor" shall mean any person who comes within any of the categories set forth in § 230.501(a) of this chapter, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. For purposes of this paragraph, the term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in- law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this paragraph, the term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

FINANCIAL

11. INDEBTEDNESS

The following is a description of material terms of any indebtedness of the Company at December 31, 2019.

Creditor(s):	Lender # 1
Amount Outstanding:	US $67,547
Currency:	U.S. Dollar
Interest Rate:	5.0%
Maturity Date:	December 31, 2018
Other Material Terms:	To be converted at earlier of maturity or financing event at $2.00/share

Creditor(s):	Lender # 2
Amount Outstanding:	US $76,966
Currency:	U.S. Dollar
Interest Rate:	5.0%
Maturity Date:	December 31, 2018
Other Material Terms:	To be converted at earlier of maturity or financing event at $17.20/share

Creditor(s):	Lender # 3
Amount Outstanding:	US $104,604
Currency:	Canadian Dollar
Interest Rate:	5.0%
Maturity Date:	December 31, 2018
Other Material Terms:	Convertible at $6.00/share

Creditor(s):	Lender # 4
Amount Outstanding:	US $97,337
Currency:	Canadian Dollar
Interest Rate:	8.0%
Maturity Date:	December 31, 2021
Other Material Terms:	Convertible at $17.12/share

Creditor(s):	Lender # 5
Amount Outstanding:	US $111,277
Currency:	Canadian Dollar
Interest Rate:	5.0%
Maturity Date:	December 31, 2018
Other Material Terms:	Convertible at $6.00/share

Creditor(s):	Lender # 6
Amount Outstanding:	US $110,351
Currency:	Canadian Dollar
Interest Rate:	8.0%
Maturity Date:	December 31, 2018
Other Material Terms:	Convertible at $17.12/share

Creditor(s):	Lender # 7
Amount Outstanding:	US $22,734
Currency:	Canadian Dollar
Interest Rate:	7.2%
Maturity Date:	December 31, 2018
Other Material Terms:	Convertible at $17.12/share

12. EXEMPT OFFERINGS

The following is a description of other exempt offerings conducted by Verdant Power, Inc. within the past three years.

Date of Offering:	August 29, 2017
Exemption:	Section 4A-2
Securities Offered:	Common Stock
Amount Sold:	$353,500
Use of Proceeds:	Working capital, technology development

Date of Offering:	July 2, 2018
Exemption:	Section 4A-2
Securities Offered:	Common Stock
Amount Sold:	$353,500
Use of Proceeds:	Working capital, technology development

Date of Offering:	August 7, 2018
Exemption	Section 4(a)(6)
Securities Offered:	Common Stock
Amount Sold:	$45,150.00
Use of Proceeds:	Working capital, technology development

Date of Offering:	October 16, 2018
Exemption	Section 4A-2
Securities Offered:	Common Stock
Amount Sold:	$126,250
Use of Proceeds:	Working capital, technology development

Date of Offering:	January 4, 2019
Exemption	Section 4A-2
Securities Offered:	Common Stock
Amount Sold:	$155,158
Use of Proceeds:	Working capital, technology development

Date of Offering:	February 26, 2019
Exemption	Section 4A-2
Securities Offered:	Common Stock
Amount Sold:	$258,596
Use of Proceeds:	Working capital, technology development

13. CONTROL

The issuer nor any entities controlled by or under common control with the issuer was nor is not a party to any transaction since the beginning of the issuer's last fiscal year, nor any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest: any director or officer of the issuer; any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or any immediate family member of any of the foregoing persons.

14. FINANCIAL CONDITION

The following describes the financial condition of the issuer, including to the extent material, liquidity, capital resources, and historical results of operations.

Verdant Power, Inc. is a private, development stage company. Pre-development operations commenced in 2000. Since inception, the Company has invested approximately $45 million in equity and grant proceeds to advance ultimately to the development of the Company's fifth generation turbine system - a horizontal axis three-bladed marine renewable energy (MRE) turbine, which when scaled will become its market-ready, commercial standard system positioned for deployment around the world.

As a development stage entity, the Company has a history of operating losses as it continues to invest in developing its long-cycle capital equipment products for sale globally. During this period, Verdant Power has realized cash from a broad range of significant government grants. In addition, it has substantially supplemented its cash flow from equity investors in a series of private equity and friends and family financings of equity and debt (convertible notes payable) transactions, in addition to capital support from management and directors. The Company's investors are primarily represented by private individuals, the single largest of whom controlled 37.67% of shares outstanding at December 31, 2019. That shareholder has in recent years provided ongoing and substantial capital support responsive to the Company's early stage, developmental, and grant-matching needs.

During the two most recent fiscal years (ending December 31, 2019 and 2018), Verdant Power generated net losses from operations reflecting costs associated with the execution of grant-related efforts, GS&A, and other expenses exceeding revenue from cost-sharing grants. Such recognized revenues totaled $1,558,933 in 2019 as compared to a year earlier figure of $671,472. The increase represented continuing and growing investment in technology development associated with commitments from U.S. Department of Energy and NYSERDA grant programs. Associated costs of revenue in 2019 totaled $1,215,506 ($730,863 in 2018). Meanwhile, 2019 operating expenses were $1,295,859, representing a 3.2% increase over the comparable $1,255,528 registered in 2018. A 2019 loss before income tax of $958,422 was realized, representing a 27.1% decrease over the loss of $1,314,918 generated in 2018; losses were reduced by increased receipts in cost sharing grants against operating expenses that were relatively stable. From a cash flow perspective, Company cash losses in the two reporting years were funded by increased capital injections by its lead private investor. The cash positions of the Company at December 31, 2019 and 2018 were $562,754 and $432,118 respectively.

Pre-commercial launch operating losses are projected to continue to be realized through the initiation of resource assessment and feasibility analysis contracts in 2021/2022 and, ultimately, the launch of global commercial turbine sales in 2023/2024; the Company's funding and commercial sales assumptions project that operating cash flow will turn positive as early as 2024. Such commercial transactions are projected to include sales of the Company's turbine systems to end users and developers of power projects, fees associated with resource assessment and feasibility analysis projects, operations and maintenance contracts with customers, and consulting fees related to the deployment of projects. Based on the its current cash position and projected funding commitments, the Company's capital requirements (including all RITE Project and related technology development expenditures and all overheads) will be met through commercialization of its Gen5 five-meter turbine system (Q4 2020) and into mid-2021.

In the meanwhile, Verdant Power is in pursuit of a Series B equity funding raise (of up to $25 million), which, together with a subsequent Series C equity funding raise (projected at $10 million) in early 2022, is projected to enable the Company to scale its MRE technology to meet market opportunity, undertake hiring of additional engineering and marketing and sales staff, and support its pre-market launch operating losses.

15. FINANCIAL STATEMENTS

Financial information specified by regulation and covering the two most recently completed fiscal years since issuance is provided as Exhibit A.

16. ONGOING REPORTING REQUIREMENTS

Verdant Power is electronically submitting this Annual Report with the SEC and posting it on the Company's website at www.verdantpower.com pursuant to Rule 202 of Regulation Crowdfunding (§ 227.202).

EXHIBIT A

VERDANT POWER, INC

A Delaware Corporation

Financial Statements (Unaudited) and Accountant's Compilation Report

December 31, 2019 and 2018

Verdant Power, Inc.

TABLE OF CONTENTS



Michael L Markert, CPA
9303 N E 142nd St; Kirkland, WA 98034
425.445.2546 Phone 425.821.6559 Fax
Mike@Markertcpa.com / www.MarkertCPA.com

June 19th, 2020

Board of Directors
Verdant Power, Inc
694 Main St.
P O Box 282
New York, NY 10044

Board of Directors;

ACCOUNTANT'S COMPILATION REPORT

I have compiled the accompanying financial statements of Verdant Power, Inc., which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of operations, stockholder's equity, and cash flows for the years then ended, and the related notes to the financial statements. I have not audited or reviewed the accompanying financial statements and, accordingly, do not express an opinion or provide any assurance about whether the financial statements are in accordance with the generally accepted accounting principles of the United States.

Management's Responsibilities for Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with the generally accepted accounting standards in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the compilation in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants of the United States of America. The objective of a compilation is to assist management in presenting financial information in the form of financial statements without undertaking to obtain or provide any assurance that there are no material modifications that should be made to the financial statements.

I am not independent with respect to Verdant Power, Inc.

Sincerely,

Michael L Markert

Michael L Markert, CPA

VERDANT POWER, INC.
BALANCE SHEETS (UNAUDITED)
As of December 31, 2019 and 2018

		2019		2018
ASSETS				
Current Assets:				
Cash and cash equivalents	$	562,754	$	432,118
Accounts receivable		1,010		1,849
Total Current Assets		563,764		433,967
Non-Current Assets:				
Property, plant and equipment, net		833,789		138,627
Patents, net		71,203		86,404
Trademark, net		3,886		5,217
Prepaid insurance		14,638		7,136
Total Non-Current Assets		89,727		98,757
TOTAL ASSETS	$	1,487,280	$	671,351
LIABILITIES AND STOCKHOLDER'S EQUITY				
Liabilities:				
Current Liabilities:				
Accounts payable	$	538,117	$	590,733
Current portion of convertible notes		590,815		948,163
Total current liabilities		1,128,932		1,538,896
Non-Current Liabilities:				
Convertible notes long term		-		21,772
Total liabilities		1,128,932		1,560,668
Commitments and contingents		136,322		100,168
Stockholder's Equity:				
Preferred stock - 5,000,000 shares authorized;				
$.001 par value; zero shares issued and outstanding				
Capital stock - 17,500,000 shares authorized				
$.001 par value; 7,828,444 and 7,321,444				
issued and outstanding, respectively 2019 and 2018		7,828		7,321
Additional paid in capital		15,479,802		13,297,948
Accumulated deficit		(14,473,198)		(13,158,280)
Net income (loss)		(952,422)		(1,314,918)
Accumulated other comprehensive income		160,016		178,444
Total stockholder's equity		222,026		(989,485)
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	1,487,280	$	671,351

SEE ACCOUNTANT'S COMPILATION REPORT AND RELATED FINANCIAL STATEMENTS

VERDANT POWER, INC.
STATEMENTS OF OPERATIONS (UNAUDITED)
For the years ended December 31, 2019 and 2018

	2019	2018
Sales	$ 1,558,933	$ 671,463
Cost of good sold	1,215,506	730,863
Gross Profit/Loss	343,427	(59,400)
Operating Expenses		
General and administrative	824,671	740,766
Sales and marketing	61,000	25,059
Stock compensation expense	268,399	463,870
Depreciation and Amortization	141,789	25,833
Total Operating Expenses	1,295,859	1,255,528
Loss from Operations	(952,431)	(1,314,928)
Other Income	9	10
Income Before Income Tax	(952,422)	(1,314,918)
Provision for (Benefit from) Income Tax	-	-
Net Loss	$ (952,422)	$ (1,314,918)

VERDANT POWER INC
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY (UNAUDITED)
For the years ended December 31, 2019 and 2018

	Common Stock					
	Number of Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Stockholders' Equity
Balance at December 31, 2018	7,321,444	$ 7,321	$ 13,297,948	$ (14,473,198)	$ 178,444	(989,485
Stock Split	-					
Stock Split - shares after split	-					
Shares Issued - Note Conversions	507,000	507	1,913,455	-	-	1,913,962
Effect of foreign exchange rates	-	-	-	-	(18,428)	(18,428
Stock Compensation	-	-	268,399	-	-	268,399
Net Loss	-	-	-	(952,422)	-	(952,422
Balance at December 31, 2019	7,828,444	$ 7,828	$ 15,479,802	$ (15,425,620)	$ 160,016	$ 222,026

SEE ACCOUNTANT'S COMPILATION REPORT AND RELATED FINANCIAL STATEMENTS

VERDANT POWER, INC.
STATEMENTS OF CASH FLOWS (UNAUDITED)
For the years ended December 31, 2019 and 2018

	2019	2018
Cash Flows from Operating Activities		
Net income (Loss)	$ (952,422)	$ (1,314,918)
Adjustments to reconcile net income (Loss) to net cash used in operating activities:		
Depreciation and amortization	141,789	25,833
Bad debt	-	-
Stock compensation	268,399	463,870
Changes in operating assets and liabilities:		
Change in accounts receivable	839	(1,532)
Change in prepaid expenses and intangibles	9,030	305
Changes in accounts payable and accrued liabilities	(15,955)	(86,458)
Net Cash Used in Operating Activities	(548,320)	(912,900)
Cash Flows from Investing Activities		
Purchases of property and equipment	(836,951)	(119,845)
Net cash used by investing activities	(836,951)	(119,845)
Cash Flows from Investing Acitivities		
Proceeds from convertible notes and equity investment	1,534,335	1,260,223
Net cash provided by financing activities	1,534,335	1,260,223
Effect of foreign exchange	(18,428)	30,326
Net Change in Cash	130,636	257,805
Cash at Beginning of Period	432,118	174,313
Cash at End of Period	$ 562,754	$ 432,118
Supplemental cash flow information:		
Cash paid for interest	$ -	$ -
Cash paid for income tax	$ 9,551	$ 21,004

SEE ACCOUNTANT'S COMPILATION REPORT AND RELATED FINANCIAL STATEMENTS

VERDANT POWER, INC

NOTES OF FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2019, and 2018 and for the periods then ended

1. Nature of Operations & Summary of Significant Accounting Policies:

   a. Nature of Operations

   Verdant Power, Inc. (and subsidiaries) ("the Company') was initially founded as a Limited Liability Company, Verdant Power, LLC, on March 20, 2000 and was then converted to a C-corporation in the State of Delaware on June 28, 2006. Membership interests of the Limited Liability Company were converted to common shares of the Company on August 22, 2006. Verdant Power, Inc. is the sole shareholder in Verdant Power, LLC and Verdant Power International, Inc., a Delaware Corporation, which in turn is the sole owner of Verdant Power Canada, ULC and Verdant Power UK, Ltd.

   Verdant Power, Inc. is among the world leaders in the design and application of marine renewable energy solutions. Simple and modular in design, Verdant Power systems employ underwater turbines to generate renewable and reliable clean energy from the natural water currents of tides, rivers, and manmade waterways. The Company's 'Free Flow' System (FFS) uses three-bladed, horizontal-axis turbines deployed underwater to generate clean renewable energy from water currents. Through the Company's research and development, patents related to the technology have been developed and recorded in the US Patent Office.

   Verdant Power International, Inc. has wholly owned subsidiaries in the United Kingdom and Canada and, through the UK entity, a joint venture in the Republic of Ireland, Verdant Isles Limited. Inter-company transactions among all entities consist of financing and sharing of resources and are eliminated upon consolidation.

   In January 2012, the Federal Energy Regulatory Commission (FERC) issued a pilot commercial license for the RITE (Roosevelt Island Tidal Energy) Project in New York City – the first ever commercial license for tidal power in the United States. Under the license, the Company is permitted to develop up to a 1.05 MW pilot project in the East Channel of the East River off New York city's Roosevelt Island, comprised of up to 30 commercial class fifth generation (Gen5) turbines, which would be installed in a staged approach. The pilot license was issued for a period of 10 years. An extension request is pending with FERC.

VERDANT POWER, INC

NOTES OF FINANCIAL STATEMENTS (UNAUDITED)

As of December 31, 2019, and 2018 and for the periods then ended

The Gen5 FFS is planned for installation and demonstration at the RITE site during the third quarter of 2020. Additional projects are in early stage planning and development phases and pending in Africa, Europe, Asia, and Canada.

b. Basis of Presentation

The consolidated financial statements of the Company have been prepared using the generally accepted accounting principles (GAAP) of the United States of America and are presented on the accrual basis of accounting. The Company's fiscal year-end is December 31st.

The consolidated financial statements are expressed in US dollars. All inter-company transactions have been eliminated upon consolidation.

In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are considered normal and recurring in nature.

c. Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

d. Accounts Receivable

All receivables are stated at the amount the Company expects to collect. The Company assesses its receivables based on historical loss patterns, aging of receivables, and assessments of specific identifiable risks of uncollectability. The Company also considers any changes in the financial condition of its counter parties or other external market factors that could impact the amount the Company expects to receive in the determination of an allowance for doubtful accounts.

e. Risks and Uncertainties

The Company's activities since inception have primarily consisted of product and business development and efforts to raise capital. As the Company progresses toward its commencement of full-scale, revenue-producing operations, it will incur significant additional expenses. Although the Company's overhead and project needs are met by grant and investor funding well into 2021, the Company will ultimately be dependent upon additional capital resources for its planned principal operations. Attracting such capital resources is subject to significant risks and uncertainties, including failing to secure such funding to operationalize the Company's plans, failing to profitably operate its business, recessions, downturns, changes in market conditions, governmental policy changes, or other factors beyond the Company's control. Changes in any of these conditions could have an adverse impact on the Company's financial position and results of operations.

f.   Revenue and Cost Recognition

The Company recognizes revenue only when all the following criteria have been met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee for the arrangement is fixed or determinable; and (4) collectability is reasonably assured.

The Company has had cost sharing contracts, grants, and consulting arrangements variously with the U. S. Department of Energy, New York State Energy Research and Development Authority (NYSERDA) and the U.S. Navy, among others. The contracts provide cost reimbursements of a portion of project expenditures within contract guidelines. Revenue from such arrangements is recognized when the above criteria are met. Revenue from cost sharing arrangements is recognized when the reimbursements have been invoiced by the Company and collectability is deemed likely. Contracts typically require matching by the Company which has, in turn, been funded by its shareholders.

g.   Trademarks

Trademarks are initially measured based on their acquisition cost and estimated useful lives. Trademarks are being amortized on a straight-line basis over a period of 5 to 15 years and are stated net of accumulated amortization at $3,886 and $5,217 as of December 31, 2019 and 2018, respectively. Trademarks acquisition cost are $19,972.

h.   Patents

Patents are initially measured based on their fair values and estimated useful lives. Patents are being amortized on a straight-line basis over a period of 15 years and are stated net of accumulated amortization at $71,203 and $86,404 as of December 31, 2019 and 2018, respectively. Patent acquisition costs are $210,255.

VERDANT POWER, INC
NOTES OF FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2019, and 2018 and for the periods then ended

i. Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2019 and 2018, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, insured up to $250,000 by the FDIC.

j. Machinery and Equipment

Machinery and office equipment are stated at cost and depreciation and amortization are provided over the estimated useful lives of the related assets using the straight-line method, between 3-10 years for various asset classes, or the remaining lease term for leasehold improvements. Maintenance and repairs are expensed as incurred, while significant renewals or betterments are capitalized. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. In the event the facts and circumstances indicate that the current carrying value is impaired an evaluation of recoverability is performed. There can be no assurances that market conditions or demand for the Company's products and services will warrant carrying costs, which could result in future impairment. No impairment was considered necessary as of December 31, 2019 and December 31, 2018.

k. Comprehensive Income

The Company has adopted ASC 220, "Comprehensive Income", which establishes standards for reporting and the display of comprehensive income, its components, and accumulated balances. Comprehensive income (loss) is defined to include all changes in equity except those resulting from investments by owners or distributions to owners. Among other disclosures, ASC 220 requires that all items that are required to be recognized under the current accounting standards as a component of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. Comprehensive income (loss) is displayed in the balance sheet as a component of shareholders' equity.

l. Net Income (Loss) Per Common Share

Basic earnings per unit is computed using the weighted-average number of units outstanding. The dilutive effect of potential units outstanding is included in diluted net earnings per unit, unless the effect would be considered anti-dilutive during periods of loss.

As of December 31, 2019, the Company had convertible debt, options and warrants outstanding, convertible into 2,469,201 shares of common stock.

m. Fair Values of Financial Instruments

Financial Accounting Standards Board (FASB) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

a. Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities that reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

b. Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets of liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

c. Level 3 – Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

Currently the Company has no assets in levels 1-3 referenced above.

n. Foreign Currency Adjustments

The U.S. dollar is the functional currency of the Company's worldwide operations. All foreign currency asset and liability amounts are re-measured into U.S. dollars at end-of-period exchange rates, except for inventories, prepaid expenses and property, plant, and equipment, which are re-measured at historical rates. Foreign currency income and expenses are re-measured at average exchange rates in effect during the year, except for expenses related to balance sheet amounts re-measured at historical exchange rates. Exchange gains and losses arising from re-measurement of foreign currency-denominated monetary assets and liabilities are included in income in the period in which

VERDANT POWER, INC
NOTES OF FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2019, and 2018 and for the periods then ended

they occur. All foreign currency translations of the Company's subsidiaries are reflected in these financial statements.

o. Stock-Based Compensation

The Company accounts for equity instruments issued to employees in accordance with ASC 718, Compensation – Stock Compensation. ASC 718 requires all share-based compensation payments to be recognized in the financial statements based on the fair value on the issuance date. Equity instruments granted to non-employees are accounted for in accordance with ASC 505, Equity. The final measurement date for the fair value of equity instruments with performance criteria is the date that each performance commitment for such equity instrument is satisfied or there is a significant disincentive for non-performance. During the reporting period, the Company issued no stock compensation.

p. Recent Accounting Pronouncements

In May 2014, the financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09 titled 'Revenue from Contracts with Customers'. Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U. S. GAAP when it becomes effective and permits the use of a retrospective of cumulative effect transition method. Early adoption is not permitted. The updated standard will be effective beginning January 1, 2019 for nonpublic entities. The updated Accounting Standard has no effect on the Company's financial statements and related disclosures.

In February 2016, FASB issued ASU 2016-02, "Leases", that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. It will also require disclosures to help investor and other financial statements users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard will be effective for fiscal years beginning after December 15, 2018, including interim periods within those annual years and early adoption is permitted. The Company currently has no leases.

There have also been a number of ASUs to amend authoritative guidance, including those above, that either (a) provide supplemental guidance, (b) are technical corrections, (c) are

SEE ACCOUNTANT'S COMPILATION REPORT AND RELATED FINANCIAL STATEMENTS

VERDANT POWER, INC
NOTES OF FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2019, and 2018 and for the periods then ended

not applicable to the Company, or (d) are not expected to have a significant impact on the Company's financial statements.

2. Federal Income Tax,

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary difference between the financial statements and tax bases of assets and liability using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances, and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statement. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income tax assets being reduced by available tax benefits are not expected to be realized in the immediate future. State, city, and franchise taxes are paid to New York State, New York City, the State of Delaware, and the State of California, respectively. Minimum state and local taxes that are not based on the Company's income are expensed and included in G&A costs in the statement of operations, totaling $9,551 and $21,004 in the years ending December 31, 2019 and 2018, respectively. The Company has consolidated U.S. carryforward losses of approximately $6,761,266 with an estimated deferred tax asset of $2,636,893 (valued at the combined 39% Federal and New York tax rates) if there was a full deferred tax asset in place. The Company has not recorded a deferred tax asset. The Company's tax years beginning in 2017 are currently open and subject to examination by the IRS or other local or state tax agencies.

VERDANT POWER, INC

NOTES OF FINANCIAL STATEMENTS (UNAUDITED)

As of December 31, 2019, and 2018 and for the periods then ended

3. Foreign Operations

The Company is engaged in the research, development, and installation of power systems in North America, Europe, Asia, and Africa. No material foreign exchange gain/loss has been recognized in the statement of operations.

4. Funding and Sustainability

Company operations have been supported by equity investments, grants and cost-sharing contracts, and convertible notes.

In the year ended December 31, 2019, private equity investments of $1,499,700 were made and convertible notes totaling $413,754 were converted to equity. In the year ended December 31, 2018 there were $252,000 in convertible notes converted to equity and $852,290 of private equity investment.

Verdant Power, Inc. began a cost-sharing contract in May 2016 with the U.S. Department of Energy (DOE) for a project entitled 'Integrated Development and Comprehensive IO&M Testing at RITE of a KHPS TriFrame Mount'. The project is to be conducted in three phases through December 2020. The total project cost is $7,999,398 of which $4,145,035 is represented by funding awarded by DOE and $3,854,363 (48%) cost share required, which is met by a private equity investment in the Company. Funds yet to be drawn as of December 31, 2019 are $1,296,800.

The Company continues to manage two cost-sharing contracts with the New York State Energy Research and Development Authority (NYSERDA). Beginning in March 2011, the Company entered into the RITE Demonstration Project with a total project cost of $4,108,000, of which $1,300,000 in grant funding was awarded by NYSERDA and $2,808,000 of cost sharing required. A second RITE-related project (the RITE Environmental Assessment Project) began in April 2011; it has a total project cost of $729,176, with $429,078 in funding awarded by NYSERDA and $300,098 in Company cost sharing required. Funds yet to be drawn on as of December 31, 2019 are $800,000 on the March 2011 $4,108,000 project and $123,184 on the April 2011 $726,176 project.

The Company began a subcontract with Sandia National Laboratories entitled "Tidal Classification System Development and Outreach" in October 2018 with a total project cost of $14,985. The project is to be conducted through September 2020. Funds yet to be drawn as of December 31, 2019 are $11,032.

SEE ACCOUNTANT'S COMPILATION REPORT AND RELATED FINANCIAL STATEMENTS

VERDANT POWER, INC
NOTES OF FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2019, and 2018 and for the periods then ended

Verdant Power, Inc. commenced a subcontract with the National Renewable Energy Laboratory entitled "Thermoplastic-Composite Blade Research Measurement Campaign" in December 2019 with a total project cost of $1,326,521. The project is to be conducted through December 2021. Funds yet to be drawn as of December 31, 2019 are $1,326,521.

Verdant Power, Inc. commenced a subcontract with Lehigh University entitled "PFI-TT: Advancing the Technology Readiness of Pylon Fairings for Tidal Turbines" in August 2019 with a total project cost of $14,996. The project is to be conducted through September 2021. Funds yet to be drawn as of December 31, 2019 are $14,996.

Verdant Power, Inc. commenced a subcontract with the Pennsylvania State University Applied Research Laboratory (ARL) in April 2016 with a total project cost of $180,125 with $143,023 funding awarded and $37,102 (20%) cost sharing required. The project was completed in January 2018.

The Company will continue to work under the above contracts and, as is reported in Note 8, additional contracts will support the Company's efforts in 2020.

5. Property, Equipment, and Intangibles

Property and equipment were made up of the following:

	December 31,	
	2019	2018
Machinery and equipment	$1,008,535	$231,710
Computer Equipment/Software	42,468	32,974
Less: Accumulated depreciation	(217,214)	(126,057)
Property and equipment, net	$ 833,789	$ 138,627

Depreciation expense for the years ended December 31, 2019 and December 31, 2018 was $126,360 and $10,487, respectively.

Intangibles were made up of the following:

	December 31,	
	2019	2018
Patents	$210,255	$210,255
Trademarks	19,972	19,972
Less: Accumulated amortization	(155,138)	(138,606)
Intangibles, net	$ 75,089	$ 91,621

Amortization expense for the years ended December 31, 2019 and December 31, 2018 was $16,532 and $15,346, respectively.

6. Convertible Notes Payable and Accrued Interest

Debt consisted of convertible notes payable as follows:

	December 31, 2019	December 31, 2018
Company directors	$ -	$ -
Individuals	390,194	356,046
Other entities	200,632	613,889
Total convertible debt outstanding	$ 590,816	$ 969,935

The Company had 7 outstanding convertible notes payable as of December 31, 2019 and 9 at December 31, 2018. The terms of the notes range from having interest rates between 3.5% and 8% and are convertible into common shares at fixed rates between $2.00 to $17.20 per share. Interest expense recognized on the notes totaled $46,214 and $69,542 during the years ended December 31, 2019 and 2018, respectively.

Additional 365-day convertible note advances of $150,000 and $250,000 were granted to the Company on January 8, 2018 and February 26, 2018, respectively.

7. Shareholder's Equity

Effective February 27th, 2018, the Company effected a 20:1 reverse stock split of its common shares. Additionally, it reduced authorized shares to 22,500,000 representing 17,500,000 in common shares and 5,000,000 in preferred shares.

The Company issued 507,000 shares upon debt conversion of $1,913,485 and 439,210 shares upon debt conversion of $1,395,175 in 2019 and 2018 respectively.

8. Related Party Transactions – Warrant Issuances

During the year ended December 31, 2019, the board of directors approved the issuance of warrants in lieu of compensation to purchase 104,476 shares of the Company's common stock for its officers and directors, respectively. Such warrants are exercisable at a price of $5.00 per share, immediately vest upon grant date, and expire at various dates through December 2026. During the years ended December 31, 2019 and December 31, 2018, no warrants were exercised by the warrant holders. Warrant issuances were accounted for under the Financial Accounting Standards Board Statement No. 123 using the Black-Scholes option-pricing model,

VERDANT POWER, INC

NOTES OF FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2019, and 2018 and for the periods then ended

which resulted in the recognition of $268,399 and $463,870 stock compensation expense in 2019 and 2018, respectively.

A summary of warrant activity for 2019 and 2018 is as follows:

	Number of Warrants O/S	Range Exercise Price	Warrants Exercisable	Range Exercise Price
Outstanding, December 31, 2017	2,151,806	$1.50-$3.00	2,151,806	$1.50-$3.00
Granted-calendar yr. 2018	223,803	$2.00-$5.00	223,803	$2.00-$5.00
Exercised-calendar yr. 2018	(0)			
Outstanding, December 31, 2018	2,375,609	$1.50-$5.00	2,375,609	$1.50-$5.00
Granted-calendar yr. 2019	104,476	$5.00	104,476	$5.00
Exercised-calendar yr. 2019	(0)			
Outstanding, December 31, 2019	2,480,085	$1.50-$5.00	2,480,085	$1.50-$5.00

9. **Contingencies**

   Legal Matters

   The Company may, from time to time, incur legal expenses related to defense of intellectual property or other claims or complaints during the normal course of business. As of December 31, 2019, and 2018, the Company is not aware of any ongoing litigation or legal actions against the Company.

10. **Subsequent Events**

    Contractual

    In May 2016 Verdant Power Inc. and the Office of Energy Efficiency and Renewable Energy ("EERE"), an office within the United States Department of Energy ("DOE"), entered into Award No. DE-EE0007349, the 'Integrated Development and Comprehensive IO&N Testing at RITE of a KHPS TriFrame Mount'. The project is to be completed over three Budget Periods.

    Verdant Power Inc. successfully completed Budget Period (BP) 1 in May 2017 and was selected for continuation onto BP 2 through a contractor down-select process. The Company successfully completed BP 2 in August 2018 and was authorized to continue onto BP 3, which is scheduled to proceed through to the project completion date of December 31, 2020.

    Budget period funding levels are as follows: BP1 $398,218; BP2 $743,868; BP3 $3,002,949.

VERDANT POWER, INC
NOTES OF FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2019, and 2018 and for the periods then ended

Additional ongoing government contract supported projects relate to the following:
- New York State Energy Research and Development Authority (NYSERDA) RITE Demonstration project - $800,000 through 2020
- NYSERDA RITE Environmental Assessment Project - $123,184 through 2020
- Sandia National Laboratories Tidal Classification System Development and Outreach: $11,032 through September 2020
- National Renewable Energy Laboratory Thermoplastic-Composite Blade Research Measurement Campaign: $1,326,521 through December 2021
- Lehigh University PFI-TT: Advancing the Technology Readiness of Pylon Fairings for Tidal Turbines: $14,996 through September 2021.

Contingencies

The Company received notice from the US Trade and Development Agency (USTDA) in November 2017 demanding repayment of $100,168 representing shared costs that had previously been received and recognized by the Company in prior periods. The Company, in turn, has outstanding claims pursuant to invoices to the USTDA in the amount of $102,000, which have not been recognized in these financial statements due to the negotiations related to the repayment request, and because the criteria for revenue recognition had not been met during the years under review. Although the Company believes a favorable settlement is possible, a contingent settlement loss was recognized in the year ending December 31, 2016 and a related liability in the amount of $100,168 has been recognized as of December 31, 2018 and December 31, 2017, respectively. The Company's contingent settlement loss described previously was increased to $136,322 at December 31, 2019 as a result of a collection letter received from the US Department of the Treasury, Bureau of the Fiscal Service in March of 2019 demanding additional amounts representing accrued interest and fees.